CANNEX GRANTS STOCK OPTIONS

VANCOUVER, BC, June 13, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX) (OTCQX: CNXXF) (“Cannex” or the “Company”) has granted incentive stock options to certain key employees, consultants, and four directors, to purchase up to 3,330,000 of common shares of the Company. Of this total, 1,200,000 were granted to insiders. The options have an exercise price of C$1.50 each, are exercisable for up to five years, and vest in stages over a two-year period. The options are granted pursuant to the terms of the Company’s stock option plan and are subject to the policies of the Canadian Securities Exchange. Pursuant to the Company’s Business Combination Agreement (the “BCA”) with 4Front Holdings, LLC (“4Front”), Cannex received 4Front’s consent with regards to this option grant.

Additional information regarding Cannex may be found under the Company’s SEDAR profile at www.sedar.com.

About Cannex Capital Holdings Inc.
Cannex has operational expertise in premium indoor cultivation, extraction, manufacturing, and branding of edible and derivative products. Through its wholly-owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary Pure Ratios is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed transaction with 4Front Holdings LLC., Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.